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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------



                               AMENDMENT NO. 2 TO


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                            AFFILIATED NETWORKS, INC.
                 (Name of Small Business Issuer in its Charter)

                                -----------------



                  FLORIDA                                   65-0354269
---------------------------------------------       ----------------------------
      (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)



   2701 SOUTH BAYSHORE DRIVE, SUITE #403
           COCONUT GROVE, FLORIDA                             33133
---------------------------------------------       ----------------------------
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)



                                 (305) 285-2003
                        --------------------------------
                           (Issuer's Telephone Number)



SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:



           TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON
           TO BE SO REGISTERED              WHICH EACH CLASS IS TO BE REGISTERED
     ------------------------------         ------------------------------------

                 None



SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                                (Title of Class)


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



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

COMPANY

         Affiliated Networks, Inc. (the "Company") is developing proprietary internet based trading exchanges for the wholesale trade of equipment, parts and supplies in selected industries. In addition, the Company publishes financial and strategic corporate information for use in evaluating and operating various companies on an industry by industry basis through a number of publications and on-line services.

         The electronic commerce ("E-Commerce") division of the Company's operations will focus on creating proprietary internet based wholesale trading exchanges (the "Exchanges") for the marine, medical and dental industries. The Exchanges, when fully operational, will allow buyers to solicit quotes on-line from sellers for specific equipment, parts and supplies. The Exchanges will display to the buyer the best price available, including shipping information and delivery dates, which will be updated on a real-time basis as bids are posted. The Exchanges seek to provide a worldwide search capability to buyers for hard-to-find equipment, parts and supplies and create a lowest price forum for buyers to take advantage of spot market pricing of sellers' overstocked and available inventory. Sellers utilizing the Exchanges will gain access to an expanded wholesale customer base and have greater opportunity to resell slow moving inventory. The Company anticipates that Exchange members may act as sellers and buyers on a daily basis to take advantage of differences in regional pricing and supply availability. Certain types of inventory, such as outboard engines, are seasonal in most parts of the country as weather precludes recreational boating in winter months. The Company believes that the marine Exchange ("MAREX") will facilitate boat dealers' ability to reduce inventory levels during slower periods and maintain lower in-stock inventory levels during peak periods because of greater purchasing power.

         The Exchanges are designed to create a low price and low risk environment for both buyers and sellers. Members must satisfy certain credit standards based on one of three parameters: (1) participating in a credit protection option; (2) having annual revenues in excess of $25 million and having been in business for 10 years or more, or (3) having cash or credit in an established trading account. Buyers using the Exchanges will request quotes for equipment, parts and supplies by indicating the manufacturer, make or model, quantity and color, and will set a deadline for posting quotes. Sellers will receive requests for bids on their terminals through a flashing icon and have the opportunity to underbid posted quotes on a real time basis, up to the buyer's deadline. The buyer selects the desired quote and electronically confirms the purchase, thereby notifying the seller of acceptance of the quote. The seller ships the goods via the selected common carrier to the buyer, who must accept delivery prior to the purchase price (net of commission) being released to the seller.

         The Financial Information Services ("FIS") division of the Company, which operates through Sovereign Financial Information Services, Inc., a wholly owned subsidiary, is developing a number of industry specific stock handbooks and periodicals that provide financial and corporate information on public companies within selected industries. The Company's publications include research reports, stock handbooks and global industry guides and are supplemented with information accessed via the internet. The Company intends to generate revenue through the sale of the Company's research reports, stock handbooks and global industry guides.

INDUSTRY OVERVIEW

         The internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. The Company expects that the number of users of the worldwide web (the "Web") will continue to grow. This growth is expected to be driven by the large and growing number of personal computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the internet, improvements in network infrastructure, the proliferation of internet content and the increasing familiarity and acceptance of the internet by businesses and consumers. The internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, the Company expects that Web usage will continue to grow rapidly.

         The Company believes that the growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the internet. The internet offers the opportunity to create a compelling global marketplace that overcomes the inefficiencies associated with traditional trading while offering the benefits of internet-based commerce to the wholesale trading market. An internet-based centralized trading place facilitates buyers and sellers meeting, listing items for sale, exchanging information, interacting with each other and, ultimately, consummating transactions. It allows buyers and sellers to trade directly, bypassing traditional intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information. By leveraging the interactive nature of the internet, the Company believes that this trading place also facilitates a sense of community through direct buyer and seller communication, thereby enabling the interaction between parties with mutual interests. As a result, the Company believes that there exists a significant market opportunity for an internet-based centralized trading place that applies the unique attributes of the internet to facilitate business-to-business trading.

BUSINESS STRATEGY

         GROWTH OF E-COMMERCE BUSINESS - Initially, the Company intends to market the Exchanges to retailers, distributors and exporters within the marine, medical and dental industries. The Company intends to market the Exchanges to each such industry segment by advertising in industry publications, utilizing direct mail, telemarketing and attending trade shows. Once the Exchanges are operational, the Company hopes to capitalize on significant referral business.

         TARGET SPECIFIC INDUSTRIES - The Company is currently focusing the development of its Exchanges on the marine industry. Once the MAREX Exchange is operating, the Company plans to expand into other industries such as the medical and dental industries. Such expansion would be geared towards industries similar to those mentioned above which, due to their size, fragmented nature and purchasing inefficiencies, would most benefit from the use of the Exchanges.

         CUSTOMER ASSURANCE - The Exchanges are designed to lower the risks typically associated with conducting business with unknown parties. Buyers remit payment to an escrow account. It is only upon receipt of such funds that a Seller is instructed to ship the items to the Buyer. This mechanism is designed to help alleviate a Seller's concern about a Buyer's willingness and ability to remit payment upon receiving the products. Similarly, Buyers are given the opportunity to inspect the purchased items prior to the release of the funds from the escrow account to the Seller. This mechanism is designed to alleviate a Buyer's concern about pre-payment when it has not had the opportunity to inspect the products.

         CUSTOMER SERVICE - The Company intends to provide a lowest price and user friendly environment, staffed with high quality customer service.

         STRATEGIC RELATIONSHIPS - The Company has formed a marketing relationship with GTE Intelligent Network Services Incorporated d/b/a GTE Internetworking ("GTE") and has, as of October 1998, retained Raymond James & Associates, Inc. to assist it with obtaining financing for the Company.

PRODUCTS AND SERVICES - E-COMMERCE

         MAREX - THE NATIONAL MARINE EXCHANGE

         MAREX - The National Marine Exchange is an on-line service designed to provide the marine industry with an Exchange to purchase virtually any equipment, parts and supplies in the marine industry that would be used on a recreational or commercial vessel. The service is accessed via the internet at www.marex.com. The Company has focused initially on the marine industry because of its size, fragmented nature and purchasing inefficiencies. MAREX is designed to speed up the purchasing process, simplify payment procedures and provide a low cost forum for the marine industry, which the Company believes is predominantly operated by small business owners.

PRODUCT AND SERVICES - FINANCIAL INFORMATION SERVICES

         The Company also provides financial information services for certain industries through its research reports, its stock handbooks and its global industry guides. The research reports, which currently consist of THE NATURAL RESOURCES RESEARCH REPORT and THE TECHNOLOGY RESEARCH REPORT, are biannual publications that provide financial and other strategic information on North American publicly traded companies. The stock handbooks will be published annually and provide, among other things, company profiles, corporate backgrounds, stock charts, earnings, industry data, historical research and competitive intelligence information relating to industries including mining, oil & gas, high technology and biotechnology. It is anticipated that each stock handbook will be accompanied by an internet access code which will enable the user to access updated information in such areas. The global industry guides will be published annually and will initially focus on industry information in Latin America and the Caribbean. The Company has cultivated strategic relationships with certain private and public entities which it feels will allow it to provide valuable and timely information regarding legal developments, finance policies, tax and accounting practices, political assessments, regional news, competition and industry specific data. These relationships include those with Data Broadcasting Corporation, PR Newswire, Baker & McKenzie, Kroll Associates and 17 foreign government ministries. The Company expects to publish the first series of stock handbooks and global industry guides during the year 1999.

MARKETING

         The Company's primary marketing efforts for its E-Commerce business include advertising in industry publications, utilizing direct mail, telemarketing and presence at trade shows. The Company's strategy is to use telemarketing to identify industry participants that have a desire to expand their sales by the use of the internet. The marketing focus is to encourage potential new members to visit the Exchange online, take a virtual tour, and encourage the business to become a registered member. Upon the registration of a business, a customer service representative will call the new member to describe the available services and to qualify such member. In addition, the Company advertises its E-Commerce services in industry publications such as the MARINE BUSINESS JOURNAL, BOAT & MOTOR DEALER, BOATING INDUSTRY, MARINA/DOCK AGE, MARINE BUSINESS JOURNAL, PROFESSIONAL BOAT BUILDER AND SOUNDINGS TRADE ONLY.

INTELLECTUAL PROPERTY

         The Company regards obtaining protection of its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and will rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. While the Company plans to pursue the registration of its trademarks and service marks in the U.S. and internationally, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are made available online. The Company does not currently own the trademark "MAREX" and there can be no assurance that it will be able to obtain the right to use this name.

         The Company has entered into confidentiality and invention assignment agreements with its employees and certain vendors in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protect its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies.

         To date, the Company has not been notified that its technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to past, current or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

SOFTWARE DEVELOPMENT

         The Company has invested approximately $300,000 on proprietary software development for both its internal needs and E-Commerce products under development. To date, the Company has developed several internal proprietary softwares that include a full suite of administrative, data collections and sorting, and marketing management tools. All of these programs are maintained in-house. The Company's databases contain data on more than 25,000 companies on a global basis that may be accessed by the sales force on both an intranet and internet pass-coded protected basis. The Company has developed a proprietary electronic commerce software program. The software has been designed to enable the easy migration to other industry platforms with relatively little, if any, changes.

COMPETITION

         E-Commerce has attracted numerous new businesses and many established businesses are expanding to take advantage of this medium. Many companies are using electronic data systems to facilitate production and shipping schedules. Other companies are focusing on direct access to the consumer through on-line retail sales and catalogs. While the Company is not aware of any services equivalent to the Exchange currently being offered to the wholesale marine, trade, there can be no assurance that other businesses are not developing similar technology that will compete directly with the Company's Exchange. Many of the companies that currently participate in the E-Commerce market are larger, more established and have greater financial resources than the Company. There can be no assurance that direct competition with the Company's products will not be quickly developed and operated by such companies. Additionally, since the electronic commerce industry is in its infancy, many companies are attempting to enter this industry. The field is, and will remain for a period of time, extremely competitive.

         There are several on-line companies providing products and service competing with those offered by the Company. Some of these companies are larger, more established and have greater financial resources than the Company.

GOVERNMENT REGULATION

         Due to the increasing popularity and use of the internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and










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

information security. The nature of such legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation could be enacted which could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of internet use, which in turn could decrease the demand for the MAREX service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies.

         Numerous states, including the State of Florida, in which the Company's headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. Due to the fact that these laws were promulgated prior to the advent of the internet and exchanges in the nature of MAREX, it is not clear, and there is little guidance from the courts and the legislature as to, whether a system like MAREX would fall within their purview. While the Company is in the process of seeking a determination as to the applicability of the Florida laws to the Company's business, there can be no assurance that the State of Florida, or any other state, will not attempt to impose these regulations upon the Company or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

         Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is currently only qualified to do business in the State of Florida, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

         The Company currently has 17 full-time employees. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of its senior management and key technical personnel, none of whom is bound by an employment agreement. Competition for qualified personnel in the Company's industry and geographical location is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business in the future.

RECENT HISTORY

         The Company is incorporated under the laws of the State of Florida and conducts its business from its offices at The Coconut Grove Bank Building, 2701 South Bayshore Drive, Coconut Grove, Florida 33133. The internet address for the Company is http://www.an.net. The Company was originally incorporated in 1992 under the name Florida Marine Management, Inc. On April 19, 1995, the Company changed its name to Affiliated Networks, Inc. Originally, the Company provided strategic data and information, and marketing and management services to the marine industry. By 1995, the Company was providing research and data to other industries including mining, oil & gas and high technology. In order to more appropriately reflect the Company's broadened business objectives, the Company changed its name to Affiliated Networks, Inc.

AVAILABLE INFORMATION

         Upon the effective date of this Form 10-SB, February 2, 1999, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 as amended and will file periodic reports with the Securities and Exchange Commission (the "Commission"). Copies of any documents that the Company files with the Commission may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. The Commission also maintains a World Wide Web site on internet at http://www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the Commission.

         The Company intends to furnish its shareholders with annual reports containing audited financial statements that have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS.

         The following discussion and analysis reflects management's assessment and understanding of the Company's results of operations and financial condition and should be read in conjunction with the Company's financial statements and the notes thereto.

OVERVIEW

         Affiliated Networks has two primary business segments: E-Commerce and the FIS business. Since late 1997, the Company's activities for its E-Commerce business have consisted of raising capital, recruiting personnel and developing and enhancing the software and hardware. The E-Commerce business is developing internet based wholesale trading exchanges for specific industries. The Marex system, a trading exchange for the marine industry, was in the development stage until November 1998 and therefore has not generated any significant revenues to date. The Company expects to generate revenues from its E-Commerce operations by charging an administrative fee. The fee will be based on a sliding scale ranging from approximately 10% for smaller transactions to 4% for larger transactions. Since inception, the Company has expended approximately $300,000 developing proprietary software, including a prototype Exchange, which development has been funded primarily by capital raising transactions and bank borrowings.

         The FIS business generates revenues by charging customers a fee to appear in its research reports, which include THE NATURAL RESOURCES RESEARCH REPORT and THE TECHNOLOGY RESEARCH REPORT. The Company publishes its research reports biannually and recognizes revenue over the life of the contract. Beginning in the first half of 1998, the Company has focused its publishing efforts on developing new products such as stock handbooks, global industry guides, and a supplementary online service, which will generate revenues upon sales to customers.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

                  SALES. Through December 31, 1998, all of the Company's sales were generated by its FIS business. Sales in 1998 decreased 76.6% to $90,227 from $385,765 in 1997. The decrease in sales was primarily due to the lack of renewals from existing clients of the Company's mining research report products due to a near all time low in the price of gold. Therefore, the FIS business has focused its efforts on developing new products such as stock handbooks, global industry guides, and a supplementary online service. For the years ended December 31, 1998 and 1997, the Company recorded provision for doubtful accounts totaling $101,647 and $25,329, respectively, as a result of a decline in the mining industry. As such, management has delayed its collection efforts towards these receivables until the mining industry recovers. The Company does not expect significant additional increases in the allowance for doubtful accounts relating to the decline in the mining industry.

The Company's E-Commerce business did not generate any revenues in 1998 or 1997. In November 1998, the E-Commerce business launched its first trading exchange, the Marex system, and began to develop its membership.

                  DIRECT COSTS. Direct Costs are comprised of production costs for the research reports. The Company's direct costs' decreased 59.6% to $51,851 in 1998 from $128,473 in 1997, which was primarily due to the decrease in sales.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") increased 34.0% to $1,192,517 in 1998 from $889,936 in 1997. The change consisted of an increase in the FIS business of approximately $20,000 and an increase in the E-Commerce business of approximately $283,000. The increase in the SG&A of the FIS business was primarily due to the hiring of additional employees for the development and subsequent sales of the new products and an increase in promotional costs, which were partially offset by the decrease in the provision for doubtful accounts.

The E-Commerce business incurred SG&A expenses in 1998 totaling approximately $283,000 primarily relating to advertising and promotional expenses of approximately $160,000 incurred for the Marex system and for payroll costs. The Company expects to increase its SG&A expenses for the operations and marketing of the E-Commerce business.


                  NET LOSS. The Company's net loss increased 76.1% to $1,155,053 in 1998 from $655,857 in 1997. The increase in the net loss consisted of an increase of approximately $216,000 in the FIS business and $283,000 in the E-Commerce business. The increase in the FIS business was primarily due to the decrease in sales and increase in SG&A expenses, as described above. The increase in the E-Commerce business was primarily due to the SG&A expenses relating to the launch of the Marex system.


LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has financed its operations primarily through the private sale of common stock, short-term borrowing from banks and the majority shareholder who is also the Chief Executive Officer of the Company.

         Net cash used in operating activities were approximately $1,049,000 and $512,000 in 1998 and 1997, respectively, which was primarily due to the loss before income taxes reported during the period.

         Net cash provided by investing activities was approximately $16,000 in 1998, which was primarily due to the decrease in the amount due from shareholder. In 1997, net cash used in investing activities was approximately $261,000, which was primarily due to the software development costs incurred during the period.

         Net cash provided by financing activities were approximately $1,354,000 and $733,000 in 1998 and 1997, respectively, which was primarily due to the issuance of common stock. For the years ended December 31, 1998 and 1997, the Company received approximately $1,405,000 and $700,000, respectively, from the issuance of common stock.



         The Company's working capital at December 31, 1998 was $13,821 compared to the working capital deficit of $226,200 at December 31, 1997. The improvement was primarily due to the increase of cash to $350,042 at December 31, 1998 from $28,778 at December 31, 1997. The increase in cash resulted from the issuance of common stock during 1998.


         At December 31, 1998, the principal source of liquidity for the Company was approximately $350,000 of cash. The Company currently maintains lines of credit and term loans with several banks, which total $139,727 as of December 31, 1998. At December 31, 1998, however, the Company had no availability under its lines of credit. The majority shareholder and CEO of the Company personally guarantees all of the Company's bank loans. Loans to the Company from an entity that is owned by the majority shareholder, who is also the Chief Executive Officer, total $35,750 at December 31, 1998. Interest rates for all loans fluctuate from prime plus 2.5% to prime plus 6.75% or have fixed terms of 11.7% or 12.5%. Management believes that existing working capital and funds that will be generated from operations are not sufficient to meet the Company's anticipated capital needs in connection with its present and proposed activities. Management plans to pursue sources of equity and debt financing to fund the operations of the Company. There has been no firm commitment of any kind with regard to such financing and no assurance can be given that such financing will be obtained, and if obtained, whether they will be obtained on terms favorable to the Company. See Note 12 in the accompanying audited financial statements regarding an uncertainty about the ability of the Company to continue as a going concern.

SEASONALITY

         Historically, the Company's revenues and operating results experience a small decrease in the late second and early third quarters as a result of decreased demand for the Company's FIS products.

YEAR 2000 ISSUES

         Many computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000. The Company has reviewed its internal programs and determined that there are no significant Year 2000 issues within the Company's programs or services. However, the Company utilizes third-party equipment and software that may not be Year 2000 compliant although the Company believes that the third-party systems that are material to its business are Year 2000 compliant based on representations made by these suppliers. Failure of the Company's or such third-party equipment or software to properly process dates for the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any such problems, which could have a material adverse effect on the Company's business, results of operations and financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company leases office space (2,311 sq. ft.) in Coconut Grove, Florida, pursuant to a lease agreement that expires September 30, 2000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of March 10, 1999, certain information known by the Company with respect to the ownership of shares of Common Stock as to (i) all persons who are beneficial owners of more than 5% of the Common Stock of the Company, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) the directors and registrants of the Company as a group. Each person's address is c/o the Company's principal offices at 2701 South Bayshore Drive, Suite #403, Coconut Grove, Florida 33133.


                                Amount and Nature of the
Name and Address of               Beneficial Ownership of          Ownership
Beneficial Owner                        Common Stock               Percentage
----------------                        ------------               ----------
David A. Schwedel                        2,853,000(1)                47.11%

Roger A. Baumann                           498,000(2)                 8.22%

Roger A. Trombino                           72,000(3)                 1.19%

Dan Gallagher                               72,000(4)                 1.19%

George Glazer                               90,000(5)                 1.49%

Leonard Wien                               628,000(6)                10.37%
                                        ----------                   ------
All officers and directors               4,213,000                   69.57%
                                        ==========                   ======
-----------------------
(1) The number of shares includes (i) fully vested options held by David Schwedel to purchase 690,000 shares of common stock and (ii) warrants issued to DAS Consulting, Inc., a corporation wholly owned by David Schwedel, exercisable at any time for 3,000 shares of common stock.
(2) The number of shares includes fully vested options to purchase 198,000 shares of common stock.
(3) This number reflects fully vested options to purchase 72,000 shares of common stock.
(4) This number reflects fully vested options to purchase 72,000 shares of common stock.
(5) This number reflects fully vested options to purchase 90,000 shares of common stock.
(6) These shares are held by the Wien Family Holdings Limited Partnership. Mr. Wien, a private investor, is the general partner of the partnership and has both voting and investment power over the partnership. The number reflected includes warrants exercisable at any time for 3,000 shares of common stock. Mr. Wien is related to Roger A. Baumann.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following sets forth certain information with respect to the directors and officers of the Company.

Name                             Age                       Title
----                             ---                       -----

David A. Schwedel                 33             Chief Executive Officer,
                                                  President and Director

Roger A. Baumann                  31             Chief Information Officer

Kenbian A. Ng                     31              Chief Financial Officer

Roger A. Trombino                 59                     Director

Dan Gallagher                     52                     Director

George Glazer                     68                     Director


All Directors hold office until the Company's Annual Meeting of Shareholders to be held in the year 2000 or until their successors are elected and qualified. Executive officers serve at the discretion of the Board of Directors. No compensation is paid to the Board members for attendance at each Board meeting. For information on the ownership of shares by directors and officers see, "Security Ownership of Certain Beneficial Owners and Management."

         DAVID A. SCHWEDEL, CHIEF EXECUTIVE OFFICER, PRESIDENT AND DIRECTOR. Mr. Schwedel has served as a Director and President of the Company since 1992, when he founded the Company. Mr. Schwedel has over ten years of hands-on experience in the business development and corporate communications profession.

         ROGER A. BAUMANN, CHIEF INFORMATION OFFICER. Mr. Baumann has served as Chief Information Officer of the Company since January of 1997. For the past six years, Mr. Baumann has been an independent information technology consultant, developing business systems for use on mainframe, mini and personal computer systems. Mr. Baumann joined the Company on a part-time basis in 1994 and became a full-time consultant to the Company in 1995.

         KENBIAN A. NG, CHIEF FINANCIAL OFFICER. Mr. Ng was hired as the Chief Financial Officer of the Company in March 1999. Prior to joining Affiliated Networks, Mr. Ng served as the Chief Financial Officer for a publicly traded company. Mr. Ng was also with Arthur Andersen LLP, an international accounting firm, for over five years.

         ROGER A. TROMBINO, DIRECTOR. Mr. Trombino has served as a Director of the Company since 1992. Mr. Trombino has over 30 years of diversified experience with an investment bank, a multi-national Fortune 500 company, a group of private companies, and a Big Six accounting firm. He served on the Board of Directors of the Bon Secours Health System and several charitable organizations.

         DAN GALLAGHER, DIRECTOR. Mr. Gallagher joined the Board of Directors of the Company in November, 1997. Mr. Gallagher is currently, and has been for the last five years, the Director of New Business Development for GTE, where he has been for over 22 years.

         GEORGE GLAZER, DIRECTOR. Mr. Glazer has served as a director of the Company since February 1998. Mr. Glazer recently retired from Hill & Knowlton, an international public affairs, public relations firm where he had been Senior Vice President and Executive Director of worldwide broadcast and satellite services. Mr. Glazer currently serves as the President of Broadcast Media, Inc., headquartered in Boynton Beach, Florida.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following is the aggregate annual remuneration of the Company's Chief Executive Officer (the "Named Officer") for the last three fiscal years.*

                           SUMMARY COMPENSATION TABLE

                                                                                                Long-Term
                                                     Annual Compensation(1)                   Compensation
                                            -----------------------------------------     ----------------------
                                                  Fiscal                                    Number of Options
 Name and Principal Position                       Year                 Salary                   Granted
 ---------------------------------------    -------------------    ------------------     ----------------------
 David A. Schwedel                                 1998                $75,000                       - 0 -
 Chief Executive Officer, President                1997                $75,000                   450,000
 and Director                                      1996                $65,000                   420,000

* No officer or director is paid more than $100,000 by the Company per year.

(1) The columns for "Bonus" and "Other Annual Compensation" have been omitted because there is no bonus or compensation required to be reported in such columns.

OPTION GRANTS TABLE

No options were granted to any Named Officer in 1998.

STOCK OPTION PLANS

         1996 INCENTIVE STOCK OPTION PLAN. The Company's 1996 Incentive Stock Option plan, as amended, allows the Company to issue, in the aggregate, options for up to 300,000 shares (prior to giving effect to the 3-for-1 stock split) of the Company's common stock to selected employees. The options may be exercised at a price that is the greater of one dollar per share, the fair market value of the common stock on the date of grant, or the book value per share on the date of grant. Each option is 100% vested as of the date of the grant and expires on the fifth anniversary of the date of grant unless terminated earlier.

         1997 INCENTIVE STOCK OPTION PLAN. The Company's 1997 Incentive Stock Option Plan, as amended, allows the Company to issue, in the aggregate, options for up to 660,000 shares (prior to giving effect to the 3-for-1 stock split) of the Company's common stock to selected employees. The options may be exercised at a price that is the greater of one dollar per share, the fair market value of the common stock on the date of grant, or the book value per share on the date of grant. The options vest over a period of four years with an initial vesting of 20% on the date of grant with an additional 20% vesting on each anniversary thereafter. Each option shall expire on the fifth anniversary of the date of grant unless terminated earlier.

         AMENDED AND RESTATED 1997 STOCK OPTION PLAN. The Company's Amended and Restated 1997 Stock Option Plan allows the Company to issue, in the aggregate, options for up to 2,000,000 shares (post 3-for-1 stock split) of the Company's common stock to selected employees, directors or consultants of the Company. The options may be exercised at a price that is the greater of one dollar per share, the fair market value of the common stock on the date of grant, or the book value per share on the date of grant. The options vest over a period of four years with an initial vesting of 20% on the date of grant with an additional 20% vesting on each anniversary thereafter. Each option shall expire on the fifth anniversary of the date of grant unless terminated earlier.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has entered into an Affinity Marketing Agreement with GTE Intelligent Network Services Incorporated d/b/a GTE Interworking ("GTE"), a company which provides internet access, web hosting and other internet-related services. Dan Gallagher, one of the Company's directors, is the Director of New Business Development for GTE.

         Renee Schwedel, the mother of David Schwedel, the Company's President, served on the Board of Directors of the Company until June 1998.

         DAS Consulting, Inc., a corporation wholly owned by David Schwedel, has entered into a revolving loan agreement with the Company, dated as of January 1, 1998, pursuant to which there are currently $35,750 outstanding. The loans bear interest at a rate of 2.5% over the prime rate.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of (i) 25,000,000 shares of common stock, par value $.01 (the "Common Stock") of which 4,928,180 are issued and outstanding as of March 10, 1999, and (ii) 1,000,000 shares of Preferred Stock, par value $.01 ("Preferred Stock); none of which are issued or outstanding.

COMMON STOCK

         Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. All outstanding shares of Common Stock are fully paid and nonassessable.

         The transfer agent and registrar for the Common Stock is Florida Atlantic Stock Transfer Co., Tamarac, Florida.

PREFERRED STOCK

         The Company's Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue shares of Preferred Stock with voting and conversion rights which would adversely affect the holders of shares of Common Stock. There are currently no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

         The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles also authorize the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. The Company may also indemnify any person who was or is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of such corporation (or is or was serving at the request of such corporation in such a position for another entity) against liability to be in the best interests of such corporation and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is traded on the NASD over-the-counter bulletin board under the symbol "AFNT" and commenced its trading on February 4, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, commissions and may not necessarily represent actual transactions.



                                                          HIGH                         LOW
                                                          ----                         ---
1998
----

First Quarter (commencing February 4)                  $18 (pre 3-for-1               $16.50 (pre 3-
                                                        split)                         for-1 split)
Second Quarter                                         $ 5.28125                      $ 5.25
Third Quarter                                          $ 5.00                         $ 4.50
Fourth Quarter                                         $14.00                         $ 4.00



         As of March 10, 1999, there were approximately 94 holders of record of the Company's Common Stock, of which 4,928,180 shares were issued and outstanding. The closing bid price for the Common Stock was $10.4375 per share.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.

         There are no pending material legal proceedings to which the Company is a party or which any of its property is the subject.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         In December 1995, the Company raised $300,000 through the sale of 30,000 shares of Common Stock at an average per share price of $10.00 through individual private placements. The shares were sold without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Rule 504 of Regulation D ("Reg. D") under the Securities Act (which exemption was available due to the fact that the aggregate offering price did not exceed $1,000,000) and, with respect sales to non-United States residents, pursuant to Regulation S under the Securities Act. The proceeds of these sales were used for operational expenses of the Company. Mr. Schwedel, the President of the Company, purchased 5,000 of these shares. In June 1996, the Company effectuated a 10-for-1 stock split. During 1997, the Company raised $700,000 through its sale of 120,060 shares of Common Stock to accredited investors under Reg. D.

In March 1998, the Company effectuated a 3-for-1 stock split. In 1998, the Company sold 181,000 shares of Common Stock to non-United States residents for $905,000 pursuant to Regulation S of the Securities Act. Additionally, in 1998 the Company raised $500,000 through the sale of 125,000 shares of Common Stock pursuant to Reg. D.


          During 1997, the Company received two loans from entities owned or controlled by current shareholders in the amounts of $15,000 and $50,000, respectively. The maximum amount to be borrowed from these lenders is $100,000. As partial consideration for these loans, the Company has issued 6,000 warrants to the above lenders. Each warrant is convertible into one share of the Company's Common Stock and is exercisable at $1.83 per share (these warrants were to be exercisable at $5.50 per share prior to the 3-for-1 stock split). The warrants are valid for a period of five years. The Company has also issued warrants converting into 27,000 shares of Common Stock to Beloyan Investment Securities ("BIS"), each with an exercise price of $1.83, in consideration of BIS having acted as a placement agent for the private placement of a portion of the 300,000 shares. These warrants were issued without registration under the Securities Act on reliance upon Reg. D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Company's Articles of Incorporation provide that the Company shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers wherein the Company agreed to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought from the Company, nor is the Company aware of any threatened litigation that may result in claims for indemnification from the Company by any officer or director. The Company has directors and officers insurance in place, which insures claims up to $1 million per occurrence.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Affiliated Networks, Inc. and Subsidiary
Miami, Florida

We have audited the accompanying consolidated balance sheet of Affiliated Networks, Inc. and Subsidiary as of December 31, 1998 and the related consolidated statements of income from operating activities, shareholders' equity, and cash flows for the years ended December 31, 1998 and 1997. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Networks, Inc. and Subsidiary as of December 31, 1998 and the results of their operations, changes in their shareholders' equity, and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/ McClain & Company, L.C.

January 18, 1999
Miami, Florida

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998




                                     ASSETS

CURRENT ASSETS
    Cash                                                                           $   350,042
    Receivables (net)                                                                    9,635
                                                                                   -----------


           Total current assets                                                        359,677
                                                                                   -----------


NET PROPERTY AND EQUIPMENT                                                              71,270
                                                                                   -----------

OTHER ASSETS
    Copyright (net)                                                                      4,000
    Software development costs (net)                                                   156,610
    Deposits                                                                             5,039
                                                                                   -----------

           Total other assets                                                          165,649
                                                                                   -----------

           Total assets                                                            $   596,596
                                                                                   ===========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Current maturities of notes payable                                            $   116,206
    Current portion of capital lease
        obligations                                                                     11,296
    Accounts payable and accrued
        expenses                                                                       106,307
    Customer deposits                                                                   76,297
    Due to related party                                                                35,750
                                                                                   -----------

           Total current liabilities                                                   345,856
                                                                                   -----------

LONG TERM LIABILITIES
    Notes payable, net of current portion                                               23,521
    Capital lease obligations, net of current
        portion                                                                          5,126
                                                                                   -----------

           Total long-term liabilities                                                  28,647
                                                                                   -----------

           Total liabilities                                                           374,503
                                                                                   -----------

SHAREHOLDERS' EQUITY
    Common stock, par value $.01 per share,
        25,000,000 shares authorized, 4,928,180 shares issued and outstanding           49,282
    Additional paid-in capital                                                       2,373,000
    Accumulated deficit                                                             (2,200,189)
                                                                                   -----------

           Total shareholders' equity                                                  222,093
                                                                                   -----------

           Total liabilities and shareholders' equity                              $   596,596
                                                                                   ===========






The accompanying notes to financial statements are an integral part of this statement.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF INCOME FROM OPERATING ACTIVITIES
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                 1998              1997
                                             -----------       -----------
SALES                                        $    90,227       $   385,765

OTHER INCOME
    Trading account losses                          (912)          (23,213)
                                             -----------       -----------

           Total income                           89,315           362,552
                                             -----------       -----------

COSTS AND EXPENSES
    Direct costs                                  51,851           128,473
    Selling, general, and
        administrative expenses                1,192,517           889,936
                                             -----------       -----------

           Total costs and expenses            1,244,368         1,018,409
                                             -----------       -----------

           Net loss                          $(1,155,053)      $  (655,857)
                                             ===========       ===========

BASIC EARNINGS PER COMMON SHARE              $      (.24)      $      (.16)
                                             ===========       ===========




















The accompanying notes to financial statements are an integral part of these statements.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                      ADDITIONAL                          TOTAL
                                       COMMON          PAID-IN        ACCUMULATED      SHAREHOLDERS'
                                       STOCK           CAPITAL          DEFICIT           EQUITY
                                    -----------      -----------      -----------     ----------------
Balance, December 31, 1996          $    39,000      $   278,000      $  (389,279)      $   (72,279)

Issuance of 360,200 shares
    of common stock and
    contribution of additional
    paid-in capital                       3,602          696,698               --           700,300

Net loss                                     --               --         (655,857)         (655,857)
                                    -----------      -----------      -----------       -----------

Balance, December 31, 1997               42,602          974,698       (1,045,136)          (27,836)

Issuance of 668,000 shares
    of common stock and
    contribution of additional
    paid-in capital                       6,680        1,398,302               --         1,404,982

Net loss                                     --               --       (1,155,053)       (1,155,053)
                                    -----------      -----------      -----------       -----------

Balance, December 31, 1998          $    49,282      $ 2,373,000      $(2,200,189)      $   222,093
                                    ===========      ===========      ===========       ===========





























The accompanying notes to financial statements are an integral part of these statements.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                 1998               1997
                                                                              -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                  $(1,155,053)      $  (655,857)
    Adjustments to reconcile net loss to net
        cash used in operations
           Depreciation                                                            28,587            24,794
           Amortization                                                            70,137            68,655
           Provision for doubtful accounts                                         25,329           101,647
           Increase in receivables                                                 (2,408)          (52,623)
           (Decrease) increase in accounts payable                                (22,600)           31,508
           (Decrease) increase in customer deposits                               (27,448)            4,453
           Net decrease (increase) in trading securities                           34,875           (34,875)
                                                                              -----------       -----------

               Net cash used in operating
                  activities                                                   (1,048,581)         (512,298)
                                                                              -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                                           (36,906)           (6,811)
    Additions to software development costs                                        (8,158)         (203,278)
    Net decrease (increase) in due from
        shareholder                                                                61,038           (50,820)
                                                                              -----------       -----------

               Net cash provided by (used in)
                  investing activities                                             15,974          (260,909)
                                                                              -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from borrowings                                                      438,862            83,155
    Principal payments on due to related party                                   (403,112)               --
    Principal payments on notes payable, net                                      (76,112)          (41,222)
    Principal payments on capital lease
        obligations                                                               (10,749)           (9,306)
    Proceeds from stock issuance                                                1,404,982           700,300
                                                                              -----------       -----------

               Net cash provided by financing
                  activities                                                    1,353,871           732,927
                                                                              -----------       -----------

               Increase (decrease) in cash                                        321,264           (40,280)

CASH, beginning of year                                                            28,778            69,058
                                                                              -----------       -----------

CASH, end of year                                                             $   350,042       $    28,778
                                                                              ===========       ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    During the years ended December 31, 1998 and 1997, interest paid was approximately $45,200 and $31,000, respectively




The accompanying notes to financial statements are an integral part of these statements.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          COMPANY OPERATIONS AND BUSINESS SEGMENTS

          Affiliated Networks, Inc. ("The Company") has two business activities: electronic commerce ("E-Commerce") and financial information services ("FIS"). Each of these is a business segment with its financial performance detailed in this report.

          The electronic commerce ("E-commerce") division of the Company's operations (in development stage up to November 1998) focuses on creating proprietary Internet based wholesale trading exchanges ("the Exchanges") for the marine, medical and dental industries. The Exchanges, when fully operational, will allow buyers to solicit quotes on-line from sellers for specific equipment, parts and supplies. The Exchanges will display to the buyer the best price available, including shipping information and delivery dates, which will be updated on a real-time basis as bids are posted. The Exchanges seek to provide a worldwide search capability to buyers for hard-to-find equipment, parts and supplies and create a lowest price forum for buyers to take advantage of spot market pricing of seller's overstocked and available inventory. Sellers utilizing the Exchanges will gain access to an expanded wholesale customer base and have greater opportunity to resell slow-moving inventory. The Company anticipates that Exchange members may act as sellers and buyers on a daily basis to take advantage of differences in regional pricing and supply availability. Certain types of inventory, such as outboard engines, are seasonal in most parts of the country as weather precludes recreational boating in winter months. The Company believes that the Marine Exchange ("MAREX") will facilitate boat dealers' ability to reduce inventory levels during slower periods and maintain lower in-stock inventory levels during peak periods because of greater publishing power.

          The Exchanges are designed to create a low price and low risk environment for both buyers and sellers. Members must satisfy certain credit standards based on one of three parameters: (1) participating in a credit protection option; (2) having annual revenues in excess of $25 million and having been in business for 10 years or more; or (3) having cash or credit in an established trading account. Buyers using the Exchange will request quotes for equipment, parts and supplies by indicating the manufacturer, make or model, quantity and color, and will set a deadline for posting quotes. Sellers will receive requests for bids on their terminals through a flashing icon and have the opportunity to underbid posted quotes on a real time basis up to the buyer's deadline. The buyer selects the desired quote and electronically confirms the purchase, thereby notifying the seller of acceptance of the quote. The seller ships the goods via the selected common carrier to the buyer, who must accept delivery prior to the purchase price (net of commission) being released to the seller. Prior to the E-Commerce division coming on-line, the portion of the Company's activities related to this division were reflected as a development stage in these financial statements under the classification of software development costs.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          COMPANY OPERATIONS AND BUSINESS SEGMENTS (CONTINUED)

          The Financial Information Services ("FIS") division of the Company, which as of June 1998 operated through Sovereign Financial Information Services, Inc., a wholly owned subsidiary, is developing a number of industry specific stock handbooks and periodicals that provide financial and corporate information on public companies within selected industries. The Company's publications include research reports, stock handbooks and global industry guides and are supplemented with information accessed via the Internet. The Company intends to generate revenue through the sale of the Company's research reports, stock handbooks and global industry guides.

          PRINCIPLES OF CONSOLIDATION

          During June 1998, Sovereign Financial Information Services, Inc. was formed as a wholly owned subsidiary of Affiliated Networks, Inc.

          The accompanying consolidated financial statements include the accounts of Affiliated Networks, Inc. and Sovereign Financial Information Services, Inc. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

          REVENUE RECOGNITION

          The Company charges its customers for appearing in its research reports on a per appearance basis. Revenues are recorded over the life of the contract on a per appearance basis as specified in the contract. Monies received prior to publication of the research reports are recorded as customer deposits and are not recognized as revenue until distribution occurs. For the years ended December 31, 1998 and 1997, this was the sole source of sales for the Company.

          RECENT PRONOUNCEMENTS

          Effective for the year ended December 31, 1998, the Company adopted SFAS No. 131, which requires a new basis of determining reportable business segments. This approach (contrasted with the prior requirement which utilized a specific classification system for determining segments) designates the Company's internal organization as used by management for making operating decisions as the basis for determining business segments. On this basis, the Company has two reportable business segments: Electronic Commerce ("E-Commerce") and Financial Information Services ("FIS"). Segment results, as well as selected geographic data, are presented on this new basis in 1998, as well as retroactively ( see "BUSINESS SEGMENTS").

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          RECENT PRONOUNCEMENTS (CONTINUED)

          The Company adopted SFAS 130 effective in 1998. It requires disclosure of nonowner changes in stockholders' equity and is defined as net income plus direct adjustments to stockholders' equity.

          The adoption of both SFAS 131 and 130 will have no effect on the Company's reported net income.

          In 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company has complied with the provisions of SOP 98-1 and, as such, the SOP will have no effect on the manner in which the Company reports its income.


          BUSINESS SEGMENTS

          The E-Commerce segment of the Company was in the development stage until November 1998. While in the development stage, the sole activity of the E-Commerce segment was the development of an on-line proprietary software. Additions to these capitalized costs totaled $8,158 and $83,278 in 1998 and 1997, respectively. Prior to November 1998, these capitalized software costs were not amortized, as the software was not ready for its intended use. Total assets (including capitalized software) dedicated to the E-Commerce segment were approximately $428,000 and $83,000 as of December 31, 1998 and 1997, respectively. Included in the statement of operations for the year ended December 31, 1998 are approximately $281,000 of advertising and other general and administrative expenses and $1,500 of amortization expense as a result of the E-Commerce software being on-line in November 1998.





          The FIS segment of the Company accounts for the remaining activity of the Company. For the year ended December 31, 1998 and 1997, the FIS segment incurred operating losses of approximately $873,000 and $656,000, respectively. Included in these losses were depreciation and amortization expenses of $97,242 and $93,449, respectively. Total assets dedicated to the FIS segment were approximately $169,000 and $365,000 as of December 31, 1998 and 1997, respectively, and included capital expenditures of $36,906 and $126,811, respectively.


          As the E-Commerce segment did not generate any sales during the years ending December 31, 1998 and 1997, revenues for the Company during those time periods were solely from the FIS segment and were derived from customers located in geographic areas as follows:

                                    1998          1997
                                  --------      --------
               United States      $     --      $ 21,797
               Canada               90,227       363,968
                                  --------      --------
                                  $ 90,227      $385,765
                                  ========      ========

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998



NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          STRATEGIC RELATIONSHIPS

               MAREX:

          The Company has a non-exclusive agreement with GTE Intelligent Network Services, Inc. d/b/a GTE Internetworking ("GTE") whereby GTE agrees to sell specified Internet access services to the Company's merchants for a predetermined fee and, in return, the Company will receive a one-time referral fee once specified minimum active accounts have been achieved. The Company is obligated to provide merchants with an unspecified amount of communication and promotion support that will help merchants become aware of GTE's services. The term of this agreement is for one year expiring in August of 1999 and shall continue for subsequent one year terms except that either party may terminate the agreement with thirty calendar days written notice.

               FIS:

          Since the Company's inception, management has continually strived to develop strategic relationships within the business community, both in the public and private sectors. It is management's contention that these informal relationships enable its FIS segment to provide more valuable and timely industry-specific information.

          TRADING SECURITIES

          The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets with the change in fair value during the period included in earnings.

          DEPRECIABLE ASSETS

          Property and equipment are stated at cost and depreciated using straight-line methods over the estimated useful lives of the assets.

          SOFTWARE DEVELOPMENT COSTS

          The Company has capitalized two internally developed software: IRN and MAREX.

          Prior to the issuance of SOP 98-1, the Company was following the guidance promulgated by SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED, OR OTHERWISE MARKETED. As prescribed by SFAS No. 86, all costs incurred to establish technological feasibility of a computer software product to be sold, leased, or otherwise marketed were expensed as incurred.

          Once technological feasibility was determined (January 1996 for IRN and January 1997 for MAREX), the subsequent costs for coding and testing were capitalized until the software was available for general release to customers (January 1997 for IRN and November 1998 for MAREX).

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998



NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          SOFTWARE DEVELOPMENT COSTS (CONTINUED)

          Marex amortization commenced as of December 1998, using the straight-line method over the remaining estimated useful life of five years, and was approximately $1,500 for the year ended December 31, 1998.

          Amortization of Investors Research Network ("IRN"), an on-line Internet research service used for internal purposes and as a supplement to the mining research, oil and gas, and high technology reports, commenced in 1997 using the straight-line method over the remaining estimated useful life of three years. Amortization for the years ending December 31, 1998 and 1997, was approximately $66,000 per year.

          LONG-LIVED ASSETS

          The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable.

          COPYRIGHTS

          The cost of copyrights acquired is being amortized using the straight-line method over five years. Included in the consolidated statements of income from operating activities for the years ended December 31, 1998 and 1997, are $2,000 per year of amortization expenses relating to these copyrights. As of December 31, 1998 accumulated amortization of copyrights totaled $6,000.

          INCOME TAXES

          The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change in deferred tax assets and liabilities during the period.

          CONCENTRATION OF CREDIT RISK

          During the years ended December 31, 1998 and 1997, the Company maintained deposits with financial institutions in excess of the $100,000 insured by the Federal Deposit Insurance Corporation.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998



NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value:

                    CASH AND CASH EQUIVALENTS

                    The carrying amounts of cash and cash equivalents approximate their fair value.

                    NOTES PAYABLE, CAPITAL LEASE OBLIGATIONS AND DUE TO RELATED PARTY

                    The fair values of the notes payable, capital lease obligations and due to related party are estimated based upon current rates offered to the Company for debt of the same remaining maturities. Carrying amounts of notes payable, capital lease obligations and due to related party are reasonable estimates of their fair values.

NOTE 2 -  RECEIVABLES

          Receivables consist of open trade accounts. Management has applied an allowance of $126,976 as of December 31, 1998, on these trade accounts due to a decline in the mining industry. As such, management is delaying its collection efforts towards these receivables until the mining industry economy recovers.

NOTE 3 -  NET PROPERTY AND EQUIPMENT

          Property and equipment as of December 31, 1998, consist of the following:



               Equipment held under capital leases      $  60,800
               Office furniture and equipment             105,751
                                                        ---------
                                                          166,551
               Less accumulated depreciation               95,281
                                                        ---------

                   Net property and equipment           $  71,270
                                                        =========

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE 3 -  NET PROPERTY AND EQUIPMENT (CONTINUED)

          Depreciation expense charged to operations for the years ended December 31, 1998 and 1997, was approximately $29,000 and $25,000, respectively.

NOTE 4 -  NOTES PAYABLE

          At December 31, 1998, notes payable consist of the following:



              Note payable to bank, interest at 11.7%, payable in monthly installments including interest of $1,657 through December 1999, secured by accounts receivable, equipment, and general
                intangibles of the Company, personally guaranteed by the
                majority shareholder.                                                      $ 21,798



              Note payable to bank, interest at prime plus 2.5%,
                payable in monthly installments of $1,388 plus interest
                through November 1999, secured by accounts receivable,
                equipment, and general intangibles of the Company,
                personally guaranteed by the majority shareholder.                           16,667


              $50,000 line of credit with bank, interest at prime
                plus 3.0% payable monthly, principal due on demand, secured by accounts receivable, equipment, and general intangibles of the Company, personally guaranteed by the majority
                shareholder.                                                                 50,000

              $25,000 line of credit with finance company, interest at prime plus 6.75%, payable in minimum monthly installments of 2% of outstanding balance plus interest, cancelable at any time,
                personally guaranteed by the majority shareholder.                           24,955

              Note payable to bank, interest at 12.5%, payable in monthly installments including interest of $1,677 through March
                2000, secured by equipment, accounts receivable, and general intangibles of the Company, personally guaranteed by the
                majority shareholder.                                                        26,307
                                                                                           --------
                      Total                                                                 139,727
                      Less current portion                                                  116,206
                                                                                           --------

                                                                                           $ 23,521
                                                                                           ========




                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE 4 - NOTES PAYABLE (CONTINUED)

          Principal payments on notes payable for the next five years and in the aggregate are as follows:

               1999                      $116,206
               2000                         9,107
               2001                         3,459
               2002                         2,629
               2003                         1,998
               Subsequent                   6,328
                                         --------
                                         $139,727
                                         ========

          Interest expense charged to operations on these notes payable was approximately $21,200 and $26,600 for the years ended December 31, 1998 and 1997, respectively.

NOTE 5 -  CAPITAL LEASES

          The Company is the lessee of certain equipment under capital leases expiring in various years through the year 2000. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and are included in net property and equipment. The assets are depreciated over the lesser of their estimated useful lives or the term of the lease. Depreciation of assets under capital leases is included in depreciation expense for the years ended December 31, 1998 and 1997.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE 5 - CAPITAL LEASES (CONTINUED)

         Minimum future lease payments under capital leases for the next two years and in the aggregate are as follows:

              1999                                             $12,907
              2000                                               5,546
                                                               -------

                  Total minimum lease payments                  18,453

                  Less amount representing interest              2,031
                                                               -------
                  Present value of net minimum lease payment   $16,422
                                                               =======

         Interest rates on capitalized leases vary from 12.0% to 13.0% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Imputed interest expense for the years ended December 31, 1998 and 1997, was approximately $4,300 and $6,200, respectively.

NOTE 6 - CUSTOMER DEPOSITS

         Customer deposits primarily represent unearned fee income from customers subscribing to the Mining, Oil and Gas, and High Technology Research Reports.

NOTE 7 - INCOME TAXES

         The provision for income taxes for the years ended December 31, 1998 and 1997, are summarized as follows:

                                                                      1998            1997
                                                                   ---------       ---------
               Current                                             $      --       $      --
               Deferred - Federal                                   (716,043)       (216,000)
               Deferred - State                                     (115,830)        (35,000)
               Valuation allowance applied to total
                  provision                                          831,873         251,000
                                                                   ---------       ---------

                                                                   $      --       $      --
                                                                   =========       =========




        The Company has recorded a 100% valuation allowance on the deferred tax assets due to the uncertainty of the realization of the deferred tax assets.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE 7 - INCOME TAXES

         At December 31, 1998, the significant components of the Company's deferred tax assets are as follows:




               Allowance for doubtful accounts            $  50,155
               Accrual to cash adjustment (net)              18,168
               Net operating loss carryforward              763,550
               Valuation allowance                         (831,873)
                                                          ---------

                                                          $      --
                                                          =========



         The provision for income taxes differs from the amount computed by applying the statutory federal and state income tax rates to income before income taxes. The sources and tax effects of the difference are as follows:


                                                     1998            1997
                                                  ---------       ---------
               Expected tax benefit at 39.5%      $ 456,246       $ 259,064
               Non-deductible expenses               (4,937)         (8,064)
               Change in valuation allowance       (451,309)       (251,000)
                                                  ---------       ---------

                                                  $      --       $      --
                                                  =========       =========


          At December 31, 1998, the Company's net operating loss carryforwards for income tax purposes amounted to approximately $1,900,000 and are available to offset future taxable income through the year 2013.

NOTE 8 - OPERATING LEASES

         The Company leases its office space under an operating lease which expires on September 30, 2000. Minimum future lease payments under operating leases for the next two years and in the aggregate are as follows:

                       1999                           $39,372
                       2000                            29,529
                                                      -------
                                                      $68,901
                                                      =======

         During the years ended December 31, 1998 and 1997, rental expense for all operating leases was approximately $43,000 and $55,000, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1997, certain shareholders paid $25,000 of professional services and commissions on behalf of the Company.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998



NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

         A Director of the Company who has fully vested options to purchase 48,000 shares of the Company's common stock is also on an employee of GTE (See Note 1).

         Affiliated Networks Inc.'s Chief Executive Officer, President, Director and majority shareholder owns another company which makes loans to the Company pursuant to a revolving loan agreement which specifies interest at 2.5% over the prime rate, with principal due on demand. During 1998, this loan balance reached a high of $403,112 and the Company remitted principal payments to reduce the balance to $35,750 at December 31, 1998. In addition to principal payments, the Company remitted approximately $19,000 for interest during 1998.

NOTE 10 - SHAREHOLDERS' EQUITY

         The Company effected a three-for-one stock split to stockholders of record as of the close of business on March 24, 1998. Share and per share amounts presented have been adjusted to reflect the stock split.

         STOCK OPTION PLAN

         During January 1997, the Company approved a 1996 and 1997 Incentive Stock Option Plan (ISO). The 1996 and 1997 plans provide options for 900,000 and 1,980,000 shares, respectively, to be purchased for the greater of $.33, the fair market value at the date of grant or the book value per share on the date of grant.

         The Company applies APB Opinion No. 25 and related interpretations in accounting for these plans; accordingly, no compensation cost has been recognized. The Company's net loss would not have been materially affected had the Company's determined compensation cost been consistent with the method prescribed by SFAS No. 123, Accounting for Stock Based Options.

         The following is a summary of the activity of the 1996 and 1997 ISO plan during the years ending December 31, 1998 and 1997:

                                                                 NUMBER OF          WEIGHTED AVERAGE
                                                                  SHARES             EXERCISE PRICE
                                                                 ----------         ----------------
               Outstanding at January 1, 1997                       420,000            $    .37
               Granted                                            1,680,000            $   1.57
               Exercised                                                 --                  --
                                                                 ----------
               Outstanding at December 31, 1997                   2,100,000            $   1.33
                                                                 ==========            ========

               Weighted average fair value of options
                  granted during 1997                            $       --
                                                                 ==========



                   AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998



NOTE 10 - SHAREHOLDER'S EQUITY (CONTINUED)


                                                                  NUMBER OF        WEIGHTED AVERAGE
                                                                   SHARES           EXERCISE PRICE
                                                                 ----------        ----------------
               Outstanding at January 1, 1998                     2,100,000            $   1.33

               Granted                                                   --                 --
               Exercised                                                 --                 --
                                                                 ----------

               Outstanding at December 31, 1998                   2,100,000            $   1.33
                                                                 ==========            ========
               Weighted average fair value of options
                  granted during 1998                            $       --
                                                                 ==========



         The following is a summary of the status of the 1996 and 1997 ISO Plan Options outstanding at December 31, 1998:

                                 OUTSTANDING OPTIONS                                              VESTED OPTIONS
                    --------------------------------------------------------     ---------------------------------------
                                                      WEIGHTED      WEIGHTED                     WEIGHTED      WEIGHTED
                                                      AVERAGE       AVERAGE                       AVERAGE      AVERAGE
                     EXERCISE                        REMAINING      EXERCISE                     REMAINING     EXERCISE
                    PRICE RANGE       NUMBER           LIFE          PRICE        NUMBER            LIFE         PRICE
                    -----------       ------         ---------     ---------     --------        ----------    ---------
                    $1.33-$5.50       2,100,000      4.25 Yrs.        $1.33      1,184,700       4.25 Yrs.       $1.02


         The Company estimates that based on a vesting schedule of 25% per year, approximately 95% of such options will eventually vest.

         In the event an optionee under the Plans owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or, if applicable, of its parent or subsidiary corporation at the time an option is granted, the purchase price shall be the great of one dollar ten cents ($1.10) per share or one hundred ten percent (110%) of the fair market value per share of the Corporation's common stock on the date of granting the option or one hundred ten percent (110%) of the book value per share of the Corporation's common stock on the date of the granting of the Option.

         On November 2, 1998, the Company amended and restated the 1997 stock option plan to increase the number of options to 2,000,000 shares which are to be purchased for the greater of one dollar per share, the fair market value at the date of grant, or the book value per share on the date of grant. As of December 31, 1998, no new options have been issued under the amended and restated 1997 stock option plan.

                    AFFILIATED NETWORKS, INC. AND SUBSIDIARY
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998



NOTE 10 - SHAREHOLDER'S EQUITY (CONTINUED)

          PREFERRED STOCK

          During 1998, the articles of incorporation of the Company were amended. Such amendment authorized 1,000,000 shares of preferred stock of $.01 par value with preferences to be determined by the Board of Directors upon issuance. As of December 31, 1998, no preferred stock had been issued.

          WARRANTS

          During 1997, the Company received two loans from entities owned or controlled by current shareholders in the amounts of $15,000 and $50,000, respectively. The maximum amount to be borrowed from these lenders is $100,000. As partial consideration for these loans, the lenders were granted stock warrants.

          Effective July 28, 1997, the Company has issued 6,000 warrants to the above lenders. Each warrant is convertible into one share of the Company's common stock and is exercised at $1.83 per share. The warrants are valid beginning on the effective date and for a period of five years from the effective date. The Company has also issued warrants converting into 27,000 shares of Common Stock to Beloyan Investment Securities ("BIS"), each with an exercise price of $1.83, in consideration of BIS having acted as a placement agent for the private placement of a portion of the 300,000 shares.

NOTE 11 - EARNINGS PER SHARE

          Basic earnings per share amounts are computed based on the weighted average number of shares actually outstanding. The number of shares used in the computation were 4,752,975 and 3,995,719 for the years ending December 31, 1998 and 1997, respectively. Options and warrants on common stock for the years ending December 31, 1998 and 1997 were not included in computing diluted earnings per share because their effects were antidiultive.

NOTE 12 - UNCERTAINTY

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has incurred recurring operating losses, has had a working capital deficit and has minimal remaining equity.

          Realization of the major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements and the success of future operations. The Company is embarking on a private placement of up to $5,000,000. Management believes these actions will generate future sales and position the Company to be more competitive. If these actions do not generate the capital necessary to maintain the Company's operations, its majority shareholder has expressed his intention of providing the necessary capital to keep the Company operating through December 31, 1999.

NOTE 13 - RECLASSIFICATION

          Certain items in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

PART III

ITEM 1.           INDEX TO EXHIBITS.

EXHIBITS    DESCRIPTION OF DOCUMENT
--------    -----------------------

3.1(a)      Form of Amended and Restated Articles of Incorporation
            of the Company(1)
3.2(a)      Form of Amended and Restated Bylaws of the Company(1)
4.1         Form of Warrant(1)
10.1        1996 Incentive Stock Option Plan, as amended(1)
10.2        1997 Incentive Stock Option Plan, as amended(1)
10.3        Amended and Restated 1997 Stock Option Plan(1)
10.4        Affinity Marketing Agreement between GTE Intelligent
            Network Services Incorporated D/B/A GTE
            Internetworking and Affiliated Networks Incorporated(2)
10.5        Revolving Note to DAS Consulting, Inc.(2)
10.6        Company's Office Lease, as amended(2)
21          Subsidiaries(3)

(1)  Previously filed as an exhibit to the Company's Form 10-SB.
(2) Previously filed as an exhibit to the Company's Amendment No. 1 to Form 10-SB.
(3)  Filed herewith.






                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AFFILIATED NETWORKS, INC.



                                      By:     /s/ David A. Schwedel
                                              --------------------------------
                                              David A. Schwedel, President



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